SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CNS Response, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12619C101
(CUSIP Number)

October 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 12619C101	13G	Page 2 of 14

1		NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,358,950**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,358,950**
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,358,950**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%**
12		TYPE OF REPORTING PERSON* IV, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 3 of 14

1		NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,358,950**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,358,950**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,358,950**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 4 of 14

1		NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,358,950**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,358,950**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,358,950**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%**
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 5 of 14

1		NAME OF REPORTING PERSONS Cummings Bay Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,785,875**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,785,875**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,785,875**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 6 of 14

1		NAME OF REPORTING PERSONS Cummings Bay Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,785,875**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,785,875**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,785,875**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 7 of 14

1		NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,785,875**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,785,875**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,785,875**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%**
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 12619C101	13G	Page 8 of 14

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,785,875**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,785,875**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,785,875**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust (the “Long/Short Fund”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), Cummings Bay Capital Management, L.P., a Delaware limited partnership (the “Adviser”), Cummings Bay Capital Management GP, LLC, a Delaware limited liability company (the “GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Strand and Highland Services.  Strand is the general partner of Highland Capital.  Highland Capital is the investment advisor to the Long/Short Fund.  Highland Services is the sole member of the GP.  The GP is the general partner of the Adviser.  The Adviser serves as the sub-advisor to the Long/Short Fund and the advisor and/or sub-advisor to certain other private investment funds and managed accounts (together with the Long/Short Fund, the “Funds”).  This Schedule 13G relates to shares of Common Stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

CNS Response, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

85 Enterprise, Suite 410
Aliso Viejo, CA 92656

Item 2(a)	Name of Person Filing.

(1)           Highland Long/Short Healthcare Fund
(2)           Highland Capital Management, L.P.
(3)           Strand Advisors, Inc.
(4)           Cummings Bay Capital Management, L.P.
(5)           Cummings Bay Capital Management GP, LLC
(6)           Highland Capital Management Services, Inc.
(7)           James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
13455 Noel Rd., Suite 800
Dallas, Texas 75240

Item 2(c)	Citizenship or Place of Organization.

(1)           Highland Long/Short Healthcare Fund is a series of Highland Funds I, a Delaware statutory trust.
(2)           Highland Capital Management, L.P. is a Delaware limited partnership.
(3)           Strand Advisors, Inc. is a Delaware corporation.
(4)           Cummings Bay Capital Management, L.P. is a Delaware limited partnership.
(5)           Cummings Bay Capital Management GP, LLC is a Delaware limited liability company.
(6)           Highland Capital Management Services, Inc. is a Delaware corporation.
(7)           James D. Dondero is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value.

Item 2(e)	CUSIP Number.

12619C101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
The Long/Short Fund may be deemed the beneficial owner of 13,358,950 shares of Common Stock that it holds directly.  Highland Capital and Strand may be deemed the beneficial owners of the 13,358,950 shares of Common Stock held by the Long/Short Fund.  These amount consists of (i) 680,950 shares of Common Stock, (ii) 8,678,000 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest) and (iii) 4,000,000 shares of Common Stock issuable upon exercise of presently convertible warrants.

The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of the 15,785,875 shares of Common Stock held by the Funds.  This amount consists of (i) 772,000 shares of Common Stock, (ii) 10,263,875 shares of Common Stock issuable upon conversion of convertible notes (including accrued and unpaid interest) and (iii) 4,750,000 shares of Common Stock issuable upon exercise of presently convertible warrants.

(b)
The Fund, Highland Capital and Strand may be deemed the beneficial owners of 19.4% of the outstanding shares of Common Stock.  This percentage was determined by dividing 13,358,950, the number of shares of Common Stock held directly by the Long/Short Fund, by the sum of (i) 56,117,600, which is the number of shares of Common Stock outstanding as of August 11, 2011, according to the Issuer’s Form 10-Q filed on September 9, 2011 with the Securities and Exchange Commission, plus (ii) the 8,678,000 shares of Common Stock issuable upon conversion of convertible notes held by the Long/Short Fund, plus (iii) the 4,000,000 shares of Common Stock issuable upon exercise of presently convertible warrants held by the Long/Short Fund.

The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of 22.2% of the outstanding shares of Common Stock.  This percentage was determined by dividing 15,785,875, the number of shares of Common Stock held directly by the Funds, by the sum of (i) 56,117,600, which is the number of shares of Common Stock outstanding as of August 11, 2011, according to the Issuer’s Form 10-Q filed on September 9, 2011 with the Securities and Exchange Commission, plus (ii) the 10,263,875 shares of Common Stock issuable upon conversion of convertible notes held by the Funds, plus (iii) the 4,750,000 shares of Common Stock issuable upon exercise of presently convertible warrants held by the Funds.

(c)
The Long/Short Fund has the sole power to vote and dispose of the 13,358,950 shares of Common Stock that it holds directly.  Highland Capital and Strand have the shared power to vote and dispose of the 13,358,950 shares of Common Stock held by the Long/Short Fund.  The Adviser, the GP, Highland Services and Mr. Dondero have the shared power to vote and dispose of the 15,785,875 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated January 6, 2011, between Highland Long/Short Healthcare Fund, Highland Capital Management, L.P., Strand Advisors, Inc., Cummings Bay Capital Management, L.P., Cummings Bay Capital Management GP, LLC, Highland Capital Management Services, Inc., James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2012

HIGHLAND FUNDS I, on behalf of its series
Highland Long/Short Healthcare Fund

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:         Strand Advisors, Inc., its general partner

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

STRAND ADVISORS, INC.

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

CUMMINGS BAY CAPITAL MANAGEMENT, L.P.

By: Cummings Bay Capital Management GP,
LLC, its general partner

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

CUMMINGS BAY CAPITAL MANAGEMENT GP, LLC

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By: /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

/s/ James D. Dondero
James D. Dondero